UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Woori Finance Holdings Co., Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 100-792, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Results of the Appraisal Rights Exercise Regarding the Merger between
Woori Finance Holdings Co., Ltd. and Woori Bank

1) Share purchase price for the shares held by shareholders exercising appraisal rights : KRW 12,422

2) Appraisal rights exercise period : October 11 ~ 21, 2014

3) Total number of shares purchased as a result of the exercise of appraisal rights and total share purchase amount
   - Common Shares : 64,832
   - Share Purchase Amount : KRW 805,343,104

4) Payment date of the share purchase : October 30, 2014 (expected date)

5) Share purchase price determined in accordance with the method prescribed by
   Article 165-5 of the Financial Investment Services and Capital Markets Act
   and Article 176-7 of its Enforcement Decree

※ The payment date remain subject to change

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.

Date: October 22, 2014	By:	/s/ Seung-Gyu Kim
	Name:	Seung-Gyu Kim
	Title:	Executive Vice President